Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-262627 and 333-262627-01

Relating to Preliminary Prospectus Supplement dated September 9, 2024 to Prospectus dated February 10, 2022

Pricing Term Sheet

Phillips Edison Grocery Center Operating Partnership I, L.P.

$350,000,000 4.950% Senior Notes due 2035

September 9, 2024

Issuer:	Phillips Edison Grocery Center Operating Partnership I, L.P.

State of Formation:	Delaware

Guarantor:	Phillips Edison & Company, Inc.

Expected Ratings* (Moody’s/S&P):	Baa2 / BBB

Security:	4.950% Senior Notes due 2035

Aggregate Principal Amount:	$350,000,000

Maturity Date:	January 15, 2035

Interest Rate:	4.950% per annum

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2025

Price to Public:	98.458% of the aggregate principal amount

Yield to Maturity:	5.145%

Benchmark Treasury:	3.875% due August 15, 2034

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury Price / Yield:	101-15+ / 3.695%

Optional Redemption:	Prior to October 15, 2034 (3 months prior to the Maturity Date of the Notes), “make-whole” redemption at the Treasury Rate (as defined) plus 25 basis points, plus accrued and unpaid interest thereon to the redemption date. On and after October 15, 2034, (3 months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	September 9, 2024

Settlement Date:	September 12, 2024 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP/ISIN:	71845JAC2 / US71845JAC27

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BMO Capital Markets Corp.

BofA Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Capital One Securities, Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Regions Securities LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer and guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Tel: (212) 834-4533; BMO Capital Markets Corp., Toll free: 1-888-200-0266 or by email at IGSyndicate@bmo.com; BofA Securities, NC1-022-02-25, Attn: Prospectus Department, 201 North Tryon Street, Charlotte, NC 28255-0001, by calling (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; U.S. Bancorp Investments, Inc., Toll free: 1-877-558-2607; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, Toll free: (800) 645-3751 or by email at wfscustomerservice@wellsfargo.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.